[redacted]

13015134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivis, Leavell & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Leavell

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank Betts Hirn Wood, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

KW 3/5

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 86372
KIMBERLY W. ULRICH
Commission Expires
July 29, 2015
RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

RIVES, LEAVELL & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2012 and 2011 and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank Betts Hirn Wood

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 25, 2013

RIVES, LEAVELL & CO., INC.
Statements of Financial Condition
December 31, 2012 and 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 238,718	$ 152,409
Receivables	307,880	364,286
Prepaid expenses	28,242	27,410
Equipment and software, net of accumulated depreciation	44,248	35,435
Total assets	$ 619,088	$ 579,540

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Liabilities:		
Accounts payable	$ 10,469	$ 5,287
Accrued expenses	13,854	44,194
Income taxes payable	10,745	12,000
Deferred income taxes	9,000	7,000
Total liabilities	44,068	68,481
Subordinated borrowings	200,000	200,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	425,100
Retained earnings (deficit)	(111,960)	(175,921)
Total stockholder's equity	375,020	311,059
Total liabilities and stockholder's equity	$ 619,088	$ 579,540

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Income

Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Service fees	$ 626,663	$ 754,741
Commissions and brokerage	612,741	601,890
When issued savings	215,853	298,738
Broker service fees	2,905	26,748
Other	14,203	22,736
Total revenues	1,472,365	1,704,853
Expenses:		
Salaries	622,887	586,096
Advertising	6,369	7,320
Business development	21,844	23,879
Commissions	189,386	207,055
Depreciation	24,109	28,826
Dues and subscriptions	37,802	30,720
Employee benefits	18,520	15,985
Insurance	81,483	86,676
Interest	11,690	11,658
Office and miscellaneous	74,865	103,671
Postage and freight	14,881	13,224
Payroll taxes	48,083	52,862
Printing costs	7,618	11,885
Professional fees	20,123	64,630
Rent	126,950	126,940
Taxes other than payroll	8,449	8,296
Telephone	12,423	20,531
Travel	54,539	45,470
Total expenses	1,382,021	1,445,724
Net income from operations before income tax expense	90,344	259,129
Income tax expense	26,383	49,000
Net income	$ 63,961	$ 210,129

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2012 and 2011

	2012	2011
Common Stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	425,100	425,100
Changes during the year	-	-
Balance, end of the year	425,100	425,100
Retained earnings (deficit):		
Balance, beginning of year	(175,921)	(386,050)
Net income for year	63,961	210,129
Balance, end of the year	(111,960)	(175,921)
Total stockholder's equity	$ 375,020	$ 311,059

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from (used for) operating activities:		
Net income	$ 63,961	$ 210,129
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	24,109	28,826
Gain on sale of equipment	-	(1,532)
Deferred income taxes	2,000	37,000
Changes in assets and liabilities during the year:		
(Increase) decrease in receivables	56,406	(347,137)
(Increase) decrease in prepaid expenses	(832)	20,595
Increase in accounts payable	5,182	2,600
Increase (decrease) in accrued expenses	(30,340)	30,075
Increase (decrease) in income taxes payable	(1,255)	12,000
Cash flows from (used for) operating activities	119,231	(7,444)
Cash flows from (used for) investing activities:		
Cash paid for purchases of equipment and software	(32,922)	(7,175)
Proceeds from sale of equipment	-	27,200
Cash flows from investing activities	(32,922)	20,025
Net increase in cash	86,309	12,581
Cash and cash equivalents, beginning of year	152,409	139,828
Cash and cash equivalents, end of year	$ 238,718	$ 152,409
Supplemental disclosures:		
Interest paid during the year	$ 11,690	$ 11,658
Income tax paid during the year	$ 21,727	$ -

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2012 and 2011

	2012	2011
Subordinated borrowings, beginning of year	$ 200,000	$ 200,000
Changes during year	-	-
Subordinated borrowings, end of year	$ 200,000	$ 200,000

See accompanying notes to financial statements.

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2012 and 2011.

Organization, nature of business and market concentrations:

The Company was incorporated in 1971, to engage in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-eight states.

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Additionally, Rives, Leavell & Co., Inc. earns service fee revenue from church underwriting activities related to "when issued savings." Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

The Company maintains allowances for potential credit losses based upon management's experience and an evaluation of the respective church bond issues for which the receivables relate. As of December 31, 2012 and 2011, management has determined that no allowances or provision should be made for losses on its receivables.

Equipment and software and depreciation:

Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Note 1 - Summary of significant accounting policies (Continued):

At times throughout the year, the Company maintains cash in its accounts at one Federally-insured financial institution. Through December 31, 2012, all noninterest-bearing accounts were fully insured by the Federal Deposit Insurance Corporation. Since January 1, 2013, however, such Federal insurance extends only to accounts up to $250,000. As of that date, all Company funds on deposit were fully nsured.

Financial instruments:

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Profit-sharing plan:

The Company has a 401k plan covering full-time employees with six months of eligibility service. The Plan provides for employee elective deferrals up to the maximum amount allowed by the Internal Revenue Service, which, for 2012 is the greater of 100% of covered compensation or $17,000 ($22,500 if over age 50) and for 2011 is the greater of 100% of covered compensation or $16,500 ($22,000 if over age 50). The Company employer match is discretionary; during 2012, the Company matched 4 percent of employee deferrals, the aggregate of which amounted to $15,241 ($12,863 in 2011). The Company match contribution vests with employees over a six year period of tenured service with the Company.

Income taxes:

The Company files income tax returns in the U.S. Federal jurisdiction, and in various state jurisdictions. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes*. The standard requires the recognition and measurement of uncertain tax positions taken or expected to be taken by the Company in income tax issues. The Company evaluated its uncertain tax positions and determined that it does not have any liability that would be accrued upon application of the standard due to its current tax status as described in the previous paragraph.

Although the Company had no accruals for penalties or interest at December 31, 2012 and 2011, the policy of recognizing interest accrued related to unrecognized tax benefits is to include them in operating expenses.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 - Summary of significant accounting policies (Continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 – Receivables:

The Company's unsecured receivables, from various revenue-producing activities, are comprised of the following:

	December 31	
	2012	2011
When issued savings	$282,799	$219,693
Fiscal advisory fees	-	109,608
Brokerage and commissions	11,147	33,322
Related party (Note 7)	12,438	-
Other	1,496	1,663
Receivables	$307,880	$364,286

Note 3 – Equipment and software:

Equipment and software is comprised of the following:

	Estimated Useful Life	December 31	
		2012	2011
Office equipment	5-7 years	$467,184	$465,698
Software	5 years	168,984	168,984
Vehicle	7 years	31,436	-
		667,604	634,682
Less: accumulated depreciation		(623,356)	(599,247)
Equipment and software, net		$ 44,248	$ 35,435

Note 3 – Equipment and software (Continued):

Depreciation expense amounted to $24,109 for the year ended December 31, 2012 ($28,826 for 2011).

Note 4 - Income taxes:

Income tax expense is comprised of the following:

	Year Ended December 31	
	2012	2011
Current provision/benefit:		
Federal	$ 19,809	$ 9,500
State	4,574	2,500
Deferred	2,000	37,000
Income tax expense	$ 26,383	$ 49,000

A reconciliation of income taxes at statutory rates to income tax expense follows:

	Year Ended December 31	
	2012	2011
Federal income taxes at 34% maximum statutory rates	$ 30,717	$ 88,100
Effects of Federal wage tax credits	-	(18,200)
Effects of State income taxes	4,574	2,500
Effect of different Federal income tax brackets and other items	(8,908)	(23,400)
Income tax expense	$ 26,383	$ 49,000

Note 4 - Income taxes (Continued):

The deferred income tax (liability) consists of the following components:

	December 31	
	2012	2011
Depreciation	$ (9,000)	$ (7,000)

Note 5 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2012, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 13.04 percent. Its net capital was $268,988.

At December 31, 2012, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 6 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2012 and 2011 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 7 – Related party transactions:

The Company leases its office space under terms of a lease agreement with Partners III, LLC, an entity owned by the shareholder of the Company. The 36 month lease was effective June 1, 2010, and provides for monthly payments of $10,509. Rent expense paid to Partners III amounted to $126,950 during the year ended December 31, 2012 ($126,940 during the year ended December 31, 2011).

Partners III, LLC incurred construction costs during 2012 which were paid by Rives, Leavell & Co., Inc. Total construction costs paid by Rives, Leavell & Co., Inc. due from Partners III amounted to $12,438 as of December 31, 2012.

Note 7 – Related party transactions (Continued):

The Company considers various factors as of the date of the financial statements in evaluating the credit quality of advances to related parties, including the value of collateral, if any, historical collection experience and the Company's assessment of the counterparties ability to repay the obligation. To date, the Company has not experienced any losses with respect to advances to related parties and believes that all such advances will be recovered; therefore, an allowance for uncollectible amounts has not been recorded.

Note 8 - Operating leases:

The Company leased certain office equipment during 2012 and 2011. The amounts, included in office expense, amounted to $26,073 and $21,811 for 2012 and 2011, respectively. Future minimum rentals under the office equipment leases amount to the following for the years ending December 31:

2013	$ 15,002
2014	$ 9,594
2015	$ 6,623

Note 9 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2012. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2012).

Note 10 – Subsequent events:

Subsequent events have been evaluated through February 25, 2013, which is the date financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the financial statements of Rives, Leavell & Co., Inc. as of and for the years ended 2012 and 2011, and have issued our report dated February 25, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eubank Betts Hirn Wood

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 25, 2013

Schedule 1

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Net capital

Total stockholder's equity	$ 375,020
Additions:	
Subordinated borrowings	200,000
	575,020
Deductions and charges:	
Less non-allowable assets:	
Equipment, net of accumulated depreciation	(44,248)
Prepaid expenses	(28,242)
Receivables:	
When issued savings	(282,799)
Due from related party	(12,437)
Other	(1,496)
	(369,222)
Other additions and/or allowable credits	67,400
Net capital before haircuts on security positions	273,198
Haircuts on security positions	(4,210)
Net capital	$ 268,988

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 10,469
Accrued expenses	13,854
Income taxes payable	10,744
	$ 35,067

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 263,988
Ratio of aggregate indebtedness to net capital	13.04%
Debt to debt-equity ratio	0.00%

Schedule 2

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2012

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2012 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2012

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies that may exist that were not identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 25, 2013.

Even though the Company has implemented certain monitoring and oversight controls over financial and accounting matters, the Company's size and limited accounting personnel does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank Betts Hirn Wood

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 25, 2013

American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Rives Leavell & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Rives Leavell & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Rives Leavell & Co., Inc.'s management is responsible for Rives Leavell & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including cancelled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank Betts Hirn Wood

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 25, 2013

RIVES, LEAVELL & CO., INC.
Schedule of Assessments and Payments to the Securities Investor Protection Corporation
(Form SIPC-7T)
Year Ended December 31, 2012

Total revenue (FOCUS line 12/Part IIA):	
January 1, 2012 through December 31, 2012	$1,472,510
Less deduction – interest expense	(11,690)
SIPC net operating revenue	$1,460,820
General assessment at .0025	$ 3,652
Less payments:	
July 24, 2012	(1,894)
February 5, 2013	(1,758)
Balance due	$ -